June 13, 2025

Andrew Sims
Chief Financial Officer
Plus Therapeutics, Inc.
2710 Reed Road, Suite 160
Houston, TX 77002

       Re: Plus Therapeutics, Inc.
           Draft Registration Statement on Form S-1
           Submitted June 9, 2025
           CIK No. 0001095981
Dear Andrew Sims:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Aaron Schleicher